INDEPENDENT AUDITOR'S CONSENT

We consent to the use in this Registration Statement on Form SB-2 of our report dated March 27, 2007 with respect to financial statements of Eworld Interactive, Inc. (formerly Salty's Warehouse, Inc.) as of December 31, 2006 and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Weaver & Martin
Weaver and Martin LLC
Kansas City, Missouri

July 24, 2007